SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3

TRANSACTION STATEMENT

UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 3

First South Bancorp, Inc.

(Name of Issuer)

First South Bancorp, Inc.

Harold E. Fleming, M.D.	Chandrakant V. Shanbhag
Joel C. Griffen	V. Lewis Shuler
Roger A.F. Habisreutinger	Barry L. Slider
Herman E. Ratchford	David G. White

(Names of Person(s) Filing Statement)

Common Stock

(Title of Class of Securities)

33646D102

(CUSIP Number of Class of Securities)

Barry L. Slider

President and Chief Executive Officer

First South Bancorp, Inc.

1450 Reidville Road

Spartanburg, South Carolina 29306

(864) 595-0455

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy To:

Lyn G. Schroeder, Esq.

Powell Goldstein LLP

One Atlantic Center – Fourteenth Floor

1201 West Peachtree Street NW

Atlanta, Georgia 30309

(404) 572-6904

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$1,466,938.80	$57.66**

*	For purposes of calculating the fee only. This amount assumes 78,404 shares of common stock of the subject company will be exchanged for 78,404 shares of Series A Preferred Stock of the subject company. Pursuant to Rule 0-11(a)(4), because there is no market for the common stock, the transaction value is based on the book value of the subject company as of June 30, 2008, which was $18.71 per share. The amount of the filing fee equals the aggregate transaction value multiplied by 0.00003930.
**	Paid with the initial filing of this Schedule 13e-3 on September 10, 2008.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: ________________________________________________

Form or Registration No.: ________________________________________________

Filing Party: ___________________________________________________________

Date Filed: ____________________________________________________________

AMENDMENT NO. 3 TO TRANSACTION STATEMENT UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

This Amendment No. 3 to Rule 13e-3 Transaction Statement on Schedule 13e-3 (the “Schedule 13e-3”) for First South Bancorp, Inc. (the “Company”) is being filed solely to report the results of the Rule 13e-3 transaction subject to the Schedule 13e-3.

The Articles of Amendment to the Company’s Articles of Incorporation providing for the reclassification of shares (the “Reclassification”) of the Company’s common stock held by shareholders who are the record holders of fewer than 750 shares of common stock into shares of The Company’s Series A Preferred Stock were approved by the Company’s shareholders on December 17, 2008, and became effective on December 19, 2008, upon the filing of the Articles of Amendment with the South Carolina Secretary of State. As a result of the Reclassification, 77,815 shares of the Company common stock held by approximately 277 shareholders of record were reclassified to the Company Series A Preferred Stock, on the basis of one share of Series A Preferred Stock for each share of common stock. After the Reclassification, the number of outstanding shares of the Company’s common stock was 2,083,403 and the number of common shareholders of record was approximately 212. Additionally, after the Reclassification, the number of outstanding shares of the Company Series A Preferred Stock was 77,815 and the number of Series A shareholders of record was approximately 277. None of the Company’s shareholders exercised statutory dissenters’ rights with respect to the Reclassification.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2008

FIRST SOUTH BANCORP, INC.

By:	/s/ Barry L. Slider
Barry L. Slider
President and Chief Executive Officer

OTHER FILING PERSONS:

/s/ Harold E. Fleming, M.D.
Harold E. Fleming, M.D.

/s/ Joel C. Griffen
Joel C. Griffen

/s/ Roger A.F. Habisreutinger
Roger A.F. Habisreutinger

/s/ Herman E. Ratchford
Herman E. Ratchford

/s/ Chandrakant V. Shanbhag
Chandrakant V. Shanbhag

/s/ V. Lewis Shuler
V. Lewis Shuler

/s/ Barry L. Slider
Barry L. Slider

/s/ David G. White
David G. White